UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. today announced that the Company has placed 6th overall on the Deloitte Canadian Technology Fast 50, the annual program which recognizes excellence, innovation and the fastest growing tech companies in Canada. Rankings are based on percentage of growth in fiscal year revenues over five years, from 2000–2004.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: September 30, 2005

      By:/s/ David M. Hall

      Name: David M. Hall

      Title: Chief Financial Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

September 30, 2005

Angiotech Pharmaceuticals, Inc. Named One of Canada’s Fastest Growing Technology Companies in 2005 Deloitte Canadian Technology Fast 50 Program

-Focused on Bringing to Market the Next Generation of Drug-Device Combinations-

VANCOUVER, BC, September 30, 2005 — Angiotech Pharmaceuticals, Inc. has been named to Deloitte's prestigious Canadian Technology Fast 50, the annual program which recognizes excellence, innovation and the fastest growing tech companies in Canada. Rankings are based on percentage of growth in fiscal year revenues over five years, from 2000–2004.

Angiotech's CEO Dr. William Hunter credits the initial success with the company’s first generation drug-device combination products for the company's 3,688 percent revenue growth from 2000–2004. “We are extremely gratified that our pioneering research with the paclitaxel-eluting stent has improved treatment for millions of patients suffering from coronary artery disease while providing us the resources to advance our new product initiatives and invest in corporate development,” said Dr. Hunter. “This award belongs to our over 200 employees, worldwide, who are focused on bringing to market the next generations of novel drug-device and drug-biomaterial combination products in areas such as orthopedics, vascular disease, oncology, and women’s health.”

“The Deloitte Canadian Technology Fast 50 companies have shown the strength, vision and temerity to succeed despite a very challenging technology environment,” said Garry Foster, National Director, Technology, Media & Telecommunications, Deloitte. “We applaud the successes of Angiotech and acknowledge their place as one of the very few to accomplish such a fast growth rate over the past five years.”

Angiotech's increase in revenues of 3,688 percent from 2000 to 2004 resulted in a 6th place ranking overall in the Canadian Technology Fast 50.

About Angiotech

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

About Deloitte

Deloitte, one of Canada's leading professional services firms, provides audit, tax, consulting, and financial advisory services through more than 6,100 people in 47 offices. Deloitte operates in Québec as Samson Bélair/Deloitte & Touche s.e.n.c.r.l. The firm is dedicated to helping its clients and its people excel. Deloitte is the Canadian member firm of Deloitte Touche Tohmatsu. Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms, and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other's acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names "Deloitte," "Deloitte & Touche," "Deloitte Touche Tohmatsu," or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," "may" and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

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FOR ADDITIONAL INFORMATION:

Analysts and Investors

Todd Young, Vice President Investor Relations and Communications, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Analysts:  Rui Avelar, Senior Vice President Medical Affairs and Communications,

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Wendy Carhart, Waggener Edstrom Bioscience

(503) 443-7354,

Email: wendyc@wagged.com